[Breyer & Associates PC Letterhead]

March 7, 2014

Via EDGAR and Hand Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Jonathan E. Gottlieb, Staff Attorney

Re:           First Northwest Bancorp
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-185101

Dear Mr. Gottlieb:

On behalf of First Northwest Bancorp, Port Angeles, Washington (“Company”), enclosed is a copy of pre-effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (“Form S-1”), including exhibits, which is being filed today via EDGAR.

The revisions contained in Amendment No. 1 were made primarily in response to comments received from the Staff of the Securities and Exchange Commission (“SEC”).  All changes have been marked.  The responses below are numbered to correspond to the numbers on the SEC comments and the enclosed copy of Amendment No. 1 contains numbered references to each comment in the right margin.

Prospectus Cover Page

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), please identify yourself as such.

Response – The Company has elected to opt out of the JOBS Act as an emerging growth company and has stated in the Form S-1 that it will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

2.
Please revise the use of proceeds section on pages 36-37 and the pro forma data on page 42-49 by footnote or otherwise, to reflect the possible additional selling agent fees, if all the shares are not sold in the community and subscription offerings. In addition, revise the tables and related disclosure to account for the purchase of fifteen percent of the stock by the e.s.o.p. and the foundation and adjust the proceeds accordingly.

Response – The section entitled “The Conversion and Stock Offering – Syndicated or Firm Commitment Underwritten Offering” on page 156 sets forth the fees that would be paid in the unlikely event that the shares were not fully subscribed for in the subscription and community offerings.

Securites and Exchange Commission
March 7, 2014

Summary, page 1

3.
Since you appear to qualify as an “emerging growth company,” as defined in the JOBS Act, please revise your prospectus (in both the summary and in the MD&A on page 54) to provide the following additional disclosures:

•	describe how and when a company may lose emerging growth company status;

•
a brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•
disclose that you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable

Response – As indicated in the response to Comment 1 above, the Company has elected to opt out of the JOBS Act as an emerging growth company and will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Overview, page 1

4.	Please disclose your loss in the last fiscal year.

Response – The Company has been profitable since the year ended June 30, 2013, therefore, we do not believe this comment is relevant to the current operations of the Company.

Our Operating Strategy, page 2

5.
Please revise the second bullet point on page 3 to provide more detail regarding the percentage of your loan portfolio that consist of loans that have been modified or extended or otherwise changed and describe your polices for making such changes in the terms of your loans.

Response – The first (full) bullet point entitled “Maintaining our focus on asset quality” on page 3 has been revised and shows the significant improvement in asset quality since the original filing in November 2012.  Detailed information concerning restructured loans is contained in the section entitled “Business of First Federal –  Asset Quality – Restructured Loans” on page 97 of the prospectus.

How We Determined the Offering Range, page 6

6.	Prominently disclose that you cannot use one of the two measures investors use to analyze a stock because you have no earnings.

Response – Since the Company has been profitable since the year ended June 30, 2013, the two measures used to analyze a stock are available to investors.

Securites and Exchange Commission
March 7, 2014

How We Will Use the Proceeds, page 9

7.
Please revise this section to reconcile your disclosure in the first paragraph that your intend to use the proceeds “for general corporate purposes” and in the second paragraph that neither the holding company nor the bank “has any specific plans” with your disclosure in the first risk factor on page 18 regarding your “proposed strategy of pursuing acquisitions.”

Response – We have enhanced the disclosure in the second paragraph on page 9 of the prospectus in response to this comment.

Risk Factors, Page 17

8.	A prominent risk factor should be your losses in recent periods. See Item 503(b)(2) of Regulation S-K.

Response – Since the Company has been profitable since the year ended June 30, 2013, we do not believe this comment is currently relevant.

9.
Noting your losses in your most recent fiscal year, please revise the reference in the first risk factor on page 29 to “maintain profitability” and your reference in the first risk factor on page 30 to “reduce our income.”

Response – Since the Company has been profitable since the year ended June 30, 2013, no changes have been made to this disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Results of Operations for the Years Ended June 30, 2012 and 2011

Provision for Loan Losses, page 61

10.
Please revise to provide an expanded discussion of the timing of the specific credit deterioration events that resulted in a provision for loan losses for the year ended June 30, 2012 in excess of the total allowance for loan losses as of June 30, 2011. Discuss why the additional credit deterioration of your loan portfolio was not determinable as of June 30, 2011 and describe the facts and circumstances that precipitated it.

Response – We believe as a result of the improvement in credit quality of the loan portfolio that the disclosure related to the allowance for loan losses in 2011 is no longer applicable to the disclosure.

Asset Quality

Loan Origination, Servicing, Purchases and Sales, page 87

11. Please revise to quantify the outstanding principal amount of the loans repurchased in 2012 and 2011 and how you account for them upon repurchase. Also, discuss whether any loans have been put back to you for breach of general representations and warranties at the time of sale.

Response – We have revised the disclosure in the second paragraph on page 92 of the prospectus to quantify the outstanding principal amount of the loans repurchased in 2013, 2012 and 2011, and have indicated that no loans were put back to First Federal for breach of general representations and warranties at the time of sale.

Securites and Exchange Commission
March 7, 2014

Nonperforming Assets, page 90

12.
We note the presentation of total nonaccruing loans which appear to be total nonperforming loans by the subtraction of real estate owned and repossessed automobiles and recreation vehicles from total nonperforming assets. Since you have presented restructured loans below the table of nonperforming assets, it is unclear if you have included these loans in your presentation of nonaccruing/nonperforming loans. Please revise to clarify whether or not these loans are considered in your determination of nonaccruing/nonperforming loans; and, if not, revise your presentation to include all trouble debt restructured loan balances within the body of the table pursuant to Item III C of Guide III. Also, revise the related ratios throughout the filing, as applicable.

Response – In response to this comment we have revised and expanded the disclosure on page 96 of the prospectus to indicate that non-accruing loans include troubled debt restructurings that are on nonaccrual status, and the amount of troubled debt restructurings includes both accruing and non-accruing loans.

Restructured Loans, page 91

13.  Please revise to expand the discussion of how management views both accruing and nonaccruing troubled debt restructured loans for purposes of considering periodic loss provisions and the determination of allowance for loan loss coverage ratios, such as the ratio of the allowance for loan losses to total nonperforming loans.

Response – In response to this comment, we have enhanced the discussion on page 97 of the prospectus regarding accruing and nonaccruing troubled debt restructured loans in connection with periodic loss provisions and in determining the allowance for loan loss ratios.

Financial Statements
Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Restructured Loans

14.           Please revise to provide an expanded discussion of how troubled debt restructurings that are restructured at market interest rates and had sustained performance as agreed under the modified terms may then be reclassified as non-troubled debt restructurings after each year end pursuant to ASC 310-40-50-2. In this regard, state how the company would determine that the troubled debt restructurings were modified at market rates and how the company’s policy considers the requirements of ASC 310-10-35-25, 35-26 and 310-35-37 regarding measurement of subsequent impairment.

Response – We have revised Note 1 on page F-12 of the Financial Statements to provide an expanded discussion in response to this comment.

Note 3 – Loans Receivable

Troubled Debt Restructuring, page F-35

15.  Please revise to expand your disclosure to state how troubled debt restructurings impacted the allowance for loan losses for each period presented. We note the disclosure of a special

Securites and Exchange Commission
March 7, 2014

reserve in the amount of $159,000 as of September 30, 2012 under the title Restructured Loans on page 91.

Response – All troubled debt restructurings are considered impaired and the reserve is calculated using either a discounted cash flow or collateral valuation method.  We have revised Note 3 on page F-40 of the Financial Statements to provide an expanded discussion in response to this comment.

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*****

Any questions regarding the responses to the accounting comments should be directed to Regina M. Wood, Chief Financial Officer, First Northwest Bancorp [telephone: (360) 565-8551, Fax: (360) 452-7801 and email:  regina.wood@ourfirstfed.com].

We appreciate the Staff’s assistance in reviewing Amendment No. 1, and request that the Staff direct any questions concerning the responses to the legal comments to the undersigned.

Sincerely,
/s/ John F. Breyer, Jr.
John F. Breyer, Jr.

JFB/ktr/1330
Enclosures

cc:	Christina Harley, Staff Attorney, Securities and Exchange Commission

Paul Cline, Staff Accountant, Securities and Exchange Commission
Larry Hueth, President and Chief Executive Officer, First Federal Savings and Loan
     Association of Port Angeles
Regina M. Wood, Chief Financial Officer, First Federal Savings and Loan Association
     of Port Angeles

Jeff Green, CPA, Partner, Moss Adams LLP